Corgi ETF Trust I
c/o Corgi Strategies, LLC
425 Bush St, Suite 500
San Francisco, CA 94104
(855) 552-6744

November 25, 2025

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Corgi ETF Trust I (the "Trust")

Founder-Led ETF and Founder-Led 2x Daily ETF (the "Funds")

Registration Statement on Form N-1A

File Nos. 333-289838; 811-24117

Dear Sir or Madam:

Corgi ETF Trust I (the "Trust") and its investment adviser, Corgi Strategies, LLC (the "Adviser"), respectfully submit this correspondence regarding the Trust's registration statement on Form N-1A (the "Registration Statement") for the Founder-Led ETF and Founder-Led 2x Daily ETF (each, a "Fund" and, collectively, the "Funds").

The Trust has made three filings of the Registration Statement:

(i) The initial Form N-1A (Accession No. 0002078265-25-000002), filed August 25, 2025 (the "Initial Filing");

(ii) Pre-Effective Amendment No. 1 on Form N-1A/A (Accession No. 0002078265-25-000006) (the "Second Filing"); and

(iii) Pre-Effective Amendment No. 2 (Accession No. 0002078265-25-000007), filed November 11, 2025 (the "Third Filing"). Although captioned as "Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A," the Third Filing was inadvertently submitted and accepted via EDGAR with the form type "N-1A" rather than "N-1A/A." The Trust respectfully requests that the Staff treat the Third Filing as a pre-effective amendment to the existing Registration Statement and not as a separate, new registration statement.

The Second Filing and the Third Filing were submitted erroneously, before the Staff had completed its review of, and provided comments on, the prior version of the Registration Statement. These amendments were intended only to refine and complete the Funds' disclosure and exhibits, including updating the Trust's principal executive office address and telephone number to 425 Bush St, Suite 500, San Francisco, CA 94104 and (855) 552-6744, reflecting the Funds' listing on The Nasdaq Stock Market LLC, and adding or updating information regarding service providers and other technical disclosures. The Trust did not intend to limit or compress the Staff's review process.

Additionally, please note that the "November 10, 2025" and "November 24, 2025" dates entered on the facing sheets of the Second Filing and Third Filing, respectively, were each erroneous and we deem and recognize that those dates have no effect. No boxes on the facing sheet will be checked on the next pre-effective amendment filing and the passage delaying the effectiveness of such amendment will remain.

To assist and expedite the Staff's review, the Trust has provided courtesy redlined copies comparing (i) the Second Filing to the Initial Filing and (ii) the Third Filing to the Initial Filing, and respectfully requests that the Staff base its review on the Third Filing as the operative version of the Registration Statement. The earlier versions are superseded and will not be used in connection with any public offering of Fund shares.

No shares of the Funds have been offered or sold to the public, and the Funds will not commence a public offering of shares of either Fund until the Staff has declared the Registration Statement effective. We acknowledge that such effectiveness will occur only after we have resolved all of the Staff comments.

The Trust and the Adviser regret any confusion or inconvenience caused by the coding of the Third Filing and the timing of the pre-effective amendments and appreciate the Staff's time and assistance. Please contact the undersigned with any questions regarding this letter or the Registration Statement.

Sincerely,

Corgi ETF Trust I

By: /s/ Emily Z. Yuan
Emily Z. Yuan
President and Principal Executive Officer